"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

02015754

02 MAR -8 AM 8:09

SUPPL

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Barkald, SVP Group Treasurer and Investor Relations, Tel: +47 22544407
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 21.01.02

ORK – Carlsberg Asia increases shareholding in Hite brewery, South Korea

Carlsberg Asia Ltd. acquires 8.4 per cent of the share capital in Hite Brewery Co. Ltd. for approx. USD 68 million thus increasing its shareholding in the biggest South Korean brewery. The acquisition strengthens both Carlsberg Asia's position as one of Asia's largest brewery groups and the co-operation with the Park family. The Park family has controlled the company since its establishment in 1933.

The total control of the Hite share capital is now just above 25 per cent. As of January 2002, Hite will be consolidated as an associated company.

The acquisition is part of Carlsberg Breweries' strategy to strengthen its position in Asia through the joint venture company Carlsberg Asia. Carlsberg Asia is under establishment and is 50/50 owned by Carlsberg Breweries A/S and Chang Beverages.

The Hite brewery

Today, Hite is South Korea's biggest brewery with a market share of 54 per cent. The company has been through an outstanding turn around since the Asian crisis of 1997/98 and its Korean management has secured Hite's position as the top earning drinks company in the country. The production from its three modern breweries was in 2001 approx. 9.5 million hectolitres beer.

Key figures

	1997	1998	1999	2000
HL beer, million	7,4	6,3	7,4	8,9
USD million				
Turnover	376	374	430	557
Profit before interest and tax	81	98	140	156
Result	5*)	3*)	15	56

*) The years 1997/98 were to a great extend influenced by the economic crisis in Asia which among other resulted in major financial costs for Hite.

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